Exhibit 20


  [GRAPHIC OMITTED]
                                                       NEWS RELEASE
                                                       NEWS RELEASE
Fortune Brands, Inc.,  1700 East Putnam Avenue,  Old Greenwich, CT  06870
                                                       NEWS RELEASE
Contact:
Media Relations           Investor Relations
Clarkson Hine             Anthony J. Diaz
(203) 698-5148            (203) 698-5553


               FORTUNE BRANDS ANNOUNCES ANOTHER EXCELLENT QUARTER;
                        DILUTED E.P.S. UP 10% PRO FORMA;
                         SHARE REPURCHASES ACCELERATED;
                                OUTLOOK IS STRONG

Old Greenwich, CT, October 23, 1998 -- Fortune Brands, Inc. (NYSE-FO), the consumer products company, today announced strong third quarter and nine month results.

         For the quarter, sales were up 10% to $1.3 billion, and diluted earnings per share reached 32 cents, also up 10% (compared with last year's pro forma). Cash earnings of 47 cents per share (after adding back 15 cents of goodwill amortization) were 47% higher than reported E.P.S. For the nine months, sales rose 9% to $3.8 billion, and diluted E.P.S. reached $1.12, up 13% (compared with last year's pro forma). Cash E.P.S. for the nine months of $1.56 (after adding back 44 cents of goodwill amortization) was 39% higher than reported E.P.S.

         "Fortune Brands achieved double-digit earnings growth once again in the third quarter and for the nine months, backed by record contribution from every segment in both periods," noted Chairman and Chief Executive Officer Thomas C. Hays. "This strong growth in a turbulent global economic environment reflects the breadth of our powerful consumer brand portfolio and a strategy, including add-on acquisitions, that is delivering results. To our benefit, we have very limited exposure to the world's most troubled markets.

         "Even though about 30% of our sales and 20% of profits are generated outside the United States, we derive less than 4% of sales from Asia, Russia and South America. That compares with more than 10% from the U.K., where the currency has been strong. Consequently, foreign currency translation has had a very modest adverse impact on earnings - a penny a share in the quarter, and 3 cents for the nine months. The modest adverse impact principally reflects substantial declines in the Australian and Canadian dollars, partially offset by a slight increase in the British pound.

         "Our underlying results are even stronger than reported results," Hays added. "Excluding the impact of currency translation, sales in the quarter were up 11%, contribution was up 8% and E.P.S. was up 14%. For the nine months (excluding the impact of currency translation), sales and contribution were each up 10%, and E.P.S. was up 16%.


::Outlook::

         "Looking to the future, we're encouraged that our sharp focus on revenue growth, cost initiatives and asset management is delivering strong growth. Last month, we announced a 5% increase in the dividend, the second increase since Fortune Brands began trading on the New York Stock Exchange, just 17 months ago. We also realigned our management team to provide for an orderly transition and succession.

         "The recent market decline has created an opportunity for us to purchase our shares at very attractive prices, so we have accelerated share repurchases. We have purchased 3 million shares so far this year (including 2 million since the end of the second quarter), and, depending on market conditions, we expect to continue making opportunistic purchases.

         "Assuming no further deterioration in the economic and business environment, we expect to achieve full-year 1998 E.P.S. growth approximating 13%, with another double-digit gain in the fourth quarter.

         "Longer-term, we have strong confidence based on the strength and breadth of our operations and the relatively non-cyclical nature of our business. Our operations are largely focused in the U.S. and Western European markets, which have to date been only modestly affected by the troubled economies in Asia, Russia and South America. In this environment, the outlook for Fortune Brands is very positive."


                                Brand Highlights


:::Home and Office Products Brands:::

         Home and office products sales and contribution were up 17% and 12%, respectively, in the quarter, both to record levels. A major home and office cost initiative, the expansion of manufacturing operations in Nogales, Mexico, is proceeding on schedule. Two new buildings producing a broad array of office and padlock products at substantially lower cost are scheduled for occupancy prior to year-end.


    --- Office Products ---

         Sales from the office products brands rose 9% in the quarter, and contribution was up 15%, both to records. The gains reflect the benefit of recent acquisitions and volume gains, driven by new products, somewhat offset by continued pricing pressures from a consolidating customer base as well as by adverse currency translation. Our ACCO World operation is the global leader in office supplies.

         ACCO has continued to gain market share in the U.S., with the fastest growth being generated by large, global customers. Correspondingly, ACCO now operates with a global team structure, shifting key personnel as needed from market to market.

         Margins improved in the quarter and year-to-date, benefiting from manufacturing efficiencies and other cost and productivity improvements. A new west coast vinyl and corrugated manufacturing and distribution facility is now operational in California, the integration of manufacturing and distribution in Europe for Nobo presentation products (acquired last year) is proceeding well, and two Australian operations are being merged. With continued focus on asset management, substantial improvement in working capital efficiency and return on net operating assets was achieved.

         We expect strong results from office products again in the fourth quarter, with double-digit sales and contribution growth for the full year.


---Home Products ---

         Home products had another excellent quarter, with sales and contribution up 23% and 10%, respectively, both to records.

         Sales at Moen, the number 1 faucet brand in North America, were a record, up over 19%, and contribution moved strongly ahead, benefiting from significant sales increases to large customers, new products and last November's acquisition of the Donner bathroom accessories brand. Moen achieved very strong growth with home centers, reflecting increased distribution of new products, including single-handle kitchen and new LifeShine tarnish-free brass finish decorator bath faucets. Demand for the new PureTouch water-filtering system has been very strong, and Moen has been adding capacity to meet the demand. Cost reduction initiatives include continued consolidation of Donner operations and phased implementation of a new SAP enterprise system. Working capital efficiency is at a record level, while customer fill rates also improved to a record.

         The kitchen and bath cabinet brands are performing very well, reflecting double-digit sales and contribution gains to records at Aristokraft and the addition of Schrock, acquired in June. Schrock is achieving record sales with home centers, with additional growth expected. Together, Schrock and Aristokraft have a strong number 2 market position in the U.S.

         Master Lock, the number one padlock in the world, achieved an 8% increase in unit sales. New products introduced in 1998 accounted for 10% of total volume, reflecting strong acceptance by the trade and consumers of the new EX Series and a broad array of other new products. Master Lock has also achieved double-digit increases in shelf space at major retailers. Contribution is benefiting from cost reduction and restructuring initiatives. By year-end, about 40% of product demand will be satisfied by lower cost sources of supply.

         We expect excellent growth again in the fourth quarter from the home products brands, with double-digit sales and contribution gains for the full year.


:::Golf Brands:::

         The golf brands achieved record sales and contribution in the quarter with modest increases, up 3% and 1%, respectively. These gains were achieved in spite of very difficult conditions in the golf club market and reflect strong gains for golf balls and Titleist titanium drivers.

         Golf ball sales were up 10% in the quarter on a 7% worldwide top-grade volume increase. North American unit sales were up 11%, offsetting lower sales in Europe. Volume in Asia-Pacific was flat. New products are driving the strong growth, notably the new Titleist Tour Distance and the sustained strength of the Titleist Professional (+32% year-to-date). Titleist is strongly positioned as the number 1 ball in golf. The Pinnacle brand is also performing very well, led by a 37% year-to-date increase for the Pinnacle Equalizer and a double-digit increase for the volume leader, Pinnacle Gold LS. During the quarter, the Pinnacle Titanium Extreme was introduced as the longest Pinnacle golf ball ever developed.

         Golf club sales declined 2% in the quarter, with strong demand for the Titleist brand mostly offsetting lower Cobra sales and margins. The overall golf club market continues to be soft, with worldwide industry revenues off an estimated 10-15%. Sales for the Cobra brand, with its broad market profile, declined in line with the market. Cost reduction initiatives are underway to bring expenses in line with the lower demand as Cobra and Titleist further capitalize on opportunities for synergies while maintaining strong separate brand identities.

         New Cobra products include the King Cobra Baffler L.P. fairway wood and Baffler utility wood. Cobra also just launched a line of golf balls, the new Cobra Dista, in California and Arizona. The line includes three double-cover balls and a two-piece ball that are matched to players' swing speeds.

         Titleist clubs, with a focus on low handicap players, continued to achieve strong growth, benefiting from highly successful new products. Unit sales of Titleist drivers more than doubled, compared with last year's third quarter. New Titleist club products introduced in the quarter include Titleist DCI 981 irons with an increased progressive offset blade, Titleist DCI 981SL irons for golfers with slower swing speeds seeking improved ball flight and longer distance, and a series of seven Vokey design wedges, which have been used in over 15 victories on the 1998 worldwide professional tours.

         The FootJoy brand achieved a solid rebound in the quarter, with unit sales of FootJoy golf shoes up 11%. This gain was driven by excellent acceptance of an array of new footwear products. FootJoy is the number 1 golf shoe, with nearly 50% of the U.S. market, and is the number 1 golf glove.

         Overall for the golf brands, the fourth quarter is seasonally very slow, generating over the past two years an average of less than 8% of full year contribution. Off this small contribution base, we expect a decline for the quarter but an increase for the full year.


:::Spirits and Wine Brands:::

         For the spirits and wine brands, contribution moved modestly ahead to records for both the quarter and nine months. Excluding the impact of foreign currency translation, the underlying gains were significantly stronger, up 4% and 9% for the quarter and year-to-date periods, respectively. The adverse currency impact principally reflects lower average exchange rates for the Australian dollar in the quarter and year-to-date periods of 19% and 17%, respectively, versus the year ago periods.

         The solid underlying gains reflect excellent results in the U.S. market and the benefit of last year's restructuring actions. In the U.S., sales increased 4% in the quarter and 5% for the nine months, reflecting strong performance by DeKuyper cordials and Jim Beam Bourbon. U.S. contribution was up 8% for the quarter and 12% for the nine months.

         U.S. depletions (sales by distributors to retailers) for the very profitable DeKuyper cordial line were up 8% in the quarter, driven by continued powerful growth by DeKuyper Sour Apple Pucker. Shipments for Sour Apple Pucker reached a record in September and exceeded 100,000 cases in the quarter. The flagship Jim Beam Bourbon achieved a 3% increase in depletions in the quarter, driven by increased on-premise acceptance and successful promotions. For the super premium spirits, including Small Batch Bourbons, Dalmore Scotch, Tangle Ridge Canadian and El Tesoro and Chinaco tequillas, depletions were up 31% for the nine months.

         Even though the Asian and Russian economic downturns have affected international growth, international contribution excluding currency translation was up 4% for the nine months and flat for the quarter.

         As expected, the Geyser Peak wine business, acquired late in August, has not yet had a material impact on results. Geyser Peak is a leader in a variety of fast-growing California premium wine categories. Late in the quarter, distribution of Barwang Australian wines, imported under a joint venture agreement, was kicked off in six U.S. markets and was well received by the trade. We expect all these wines to benefit significantly from Beam's powerful distribution.

         We expect the spirits and wine brands to complete an excellent contribution growth year in 1998 with a slight increase in the fourth quarter, despite the ongoing adverse impact of foreign currency translation. With strong cash flow, these brands generate significantly faster increases in pre-tax income.

                                     * * * *

Fortune Brands, Inc. is a consumer products company with headquarters in Old Greenwich, Connecticut. Its operating companies have premier brands and leading market positions in home and office products, golf equipment and distilled spirits. Home and office brands include Moen faucets, Master locks and Aristokraft and Schrock cabinets sold by units of MasterBrand Industries and Day-Timer and Swingline sold by units of ACCO World Corporation. Acushnet Company's golf brands include Titleist, Cobra and FootJoy. Major spirit and wine brands sold by units of Jim Beam Brands Worldwide, Inc. include Jim Beam and Knob Creek Bourbon, DeKuyper cordials, Whyte & Mackay Scotch and Geyser Peak and Canyon Road wines.

                                      * * *

         This press release contains statements relating to future results, which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Readers are cautioned that these forward-looking statements speak only as of the date hereof. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to changes in general economic conditions, foreign exchange rate fluctuations, competitive product and pricing pressures, the impact of excise tax increases with respect to distilled spirits, regulatory developments, the uncertainties of litigation, changes in golf equipment regulatory standards, the impact of weather, particularly on the home products and golf brand groups, expenses and disruptions related to shifts in manufacturing to different locations and sources, delays in the integration of recent acquisitions, as well as other risks and uncertainties detailed from time to time in the Company's Securities and Exchange Commission filings.

                                      # # #

                              FORTUNE BRANDS, INC.
                        CONSOLIDATED STATEMENT OF INCOME
                     (In millions, except per share amounts)
                                   (Unaudited)

                                             Three Months
                                          Ended September 30,
                                           1998        1997    % Change

 Net Sales                               $1,300.3   $1,185.5      9.7

     Cost of products sold                  681.0      612.3     11.2

     Excise taxes on distilled              107.5      100.9      6.5
       spirits

     Advertising, selling, general
       and administrative expenses          346.3      318.5      8.7

     Amortization of intangibles             27.3       26.0      5.0

     Restructuring and other
       nonrecurring charges                     -       38.1        -

     Interest and related expenses           26.2       24.0      9.2

     Other (income) expenses, net             2.6        4.7    (44.7)

 Income From Continuing Operations
      Before Income Taxes                   109.4       61.0     79.3

     Income taxes                            52.6       33.0     59.4

 Income From Continuing Operations           56.8       28.0    102.9

 Income from discontinued operations            -          -        -

 Extraordinary  items                           -          -        -

 Net Income                                 $56.8      $28.0    102.9

 Earnings Per Common Share

  Basic

   Income from operations                   $0.33      $0.29     13.8

   Restructuring and other
      nonrecurring charges                      -      (0.13)       -

   Income from continuing operations         0.33       0.16    106.3

   Income from discontinued                     -          -        -
      operations

   Extraordinary items                          -          -        -

         Net income                         $0.33      $0.16    106.3

  Diluted

   Income from operations                   $0.32      $0.28     14.3

   Restructuring and other
       nonrecurring charges                     -      (0.12)       -

   Income from continuing operations         0.32       0.16    100.0

   Income from discontinued                     -          -        -
       operations

   Extraordinary items                          -          -        -

         Net income                         $0.32      $0.16    100.0

 Avg. Common Shares Outstanding
     Basic                                  172.3      171.3      0.6
     Diluted                                175.9      175.7      0.1



                              FORTUNE BRANDS, INC.
                        CONSOLIDATED STATEMENT OF INCOME
                     (In millions, except per share amounts)
                                   (Unaudited)

                                              Nine Months
                                          Ended September 30,
                                           1998        1997    % Change

 Net Sales                               $3,830.0   $3,526.1      8.6

     Cost of products sold                1,967.7    1,816.0      8.4

     Excise taxes on distilled              307.0      286.7      7.1
       spirits

     Advertising, selling, general
       and administrative expenses        1,047.6      959.9      9.1

     Amortization of intangibles             80.5       77.9      3.3

     Restructuring and other
          nonrecurring charges                  -      127.4        -

     Interest and related expenses           76.6       92.7    (17.4)

     Other (income) expenses, net             3.7        7.5    (50.7)

 Income From Continuing Operations
      Before Income Taxes                   346.9      158.0    119.6

     Income taxes                           149.2       90.7     64.5

 Income From Continuing Operations          197.7       67.3    193.8

 Income from discontinued operations            -       65.1        -

 Extraordinary  items                       (30.5)         -        -

 Net Income                                $167.2     $132.4     26.3

 Earnings Per Common Share

  Basic

   Income from operations                   $1.14      $0.90     26.7

   Restructuring and other
       nonrecurring charges                     -      (0.51)       -

   Income from continuing operations         1.14       0.39    192.3

   Income from discontinued                     -       0.38        -
       operations

   Extraordinary items                      (0.18)         -        -

         Net income                         $0.96      $0.77     24.7

  Diluted

   Income from operations                   $1.12      $0.88     27.3

   Restructuring and other
       nonrecurring charges                     -      (0.50)       -

   Income from continuing operations         1.12       0.38    194.7

   Income from discontinued                     -       0.38        -
       operations

   Extraordinary items                      (0.18)         -        -

         Net income                         $0.94      $0.76     23.7

 Avg. Common Shares Outstanding
     Basic                                  172.5      171.6      0.5
     Diluted                                176.8      175.2      0.9

                                 (NOTES FOLLOW)

                              FORTUNE BRANDS, INC.
                     (In millions, except per share amounts)

NOTES:

(1)      PRO FORMA FINANCIAL INFORMATION

         On May 30, 1997, Gallaher Group Plc ("Gallaher"), the Company's international tobacco subsidiary, was spun off. To allocate the overall debt burden of the Company at the time of the spin-off, Gallaher borrowed and paid to the Company an amount that approximated $1.25 billion, after taxes. The Company used the proceeds to pay down debt.

         The following sets forth income from operations (income from continuing operations excluding restructuring and other nonrecurring charges) for the three-month and nine-month periods ended September 30, 1997. The nine months is also adjusted to reflect the net cash payment Gallaher made to the Company and the assumption that such proceeds were used to purchase 2.5 million Common shares and repay debt as of January 1, 1997, while the three months is adjusted to reflect only the purchase of the 2.5 million Common shares as of January 1, 1997.


                                         Three Months Ended September 30,
                                        1998            1997          % Change
                                                      Pro Forma
         Income from Operations         $56.8           $51.0           11.4
         Earnings Per Common Share-
                Basic                    $.33           $.29            13.8
                Diluted                   .32            .29            10.3


                                          Nine Months Ended September 30,
                                         1998           1997          % Change
                                                      Pro Forma
         Income from Operations         $197.7           $171.1         15.5
         Earnings Per Common Share-
                Basic                   $1.14            $1.00          14.0
                Diluted                  1.12              .99          13.1


(2)      AMORTIZATION OF INTANGIBLES

         Amortization of Intangibles Per Common Share is as follows:

                     Three Months Ended              Nine Months Ended
                        September 30,                   September 30,
                     1998         1997               1998         1997
         Basic       $.15         $.15               $.45         $.44
         Diluted      .15          .15                .44          .43

                              FORTUNE BRANDS, INC.
                                  (In millions)

NOTES (CONTINUED):

(3)      INFORMATION ON BUSINESS SEGMENTS

         NET SALES:
                                           Three Months Ended September 30,
                                         1998            1997         % Change
         Home Products                  $433.8         $ 352.4          23.1
         Office Products                 346.3           316.4           9.5
              Home and Office Products   780.1           668.8          16.6
         Golf Products                   214.7           208.7           2.9
         Spirits and Wine                305.5           308.0          (0.8)
               Total                  $1,300.3        $1,185.5           9.7


                                            Nine Months Ended September 30,
                                         1998            1997         % Change
         Home Products                $1,143.3        $1,016.6          12.5
         Office Products                 986.5           891.9          10.6
              Home and Office Products 2,129.8         1,908.5          11.6
         Golf Products                   820.1           750.0           9.3
         Spirits and Wine                880.1           867.6           1.4
               Total                  $3,830.0        $3,526.1           8.6

         OPERATING COMPANY CONTRIBUTION:
                                           Three Months Ended September 30,
                                         1998            1997         % Change
         Home Products                  $ 61.1          $ 55.3          10.5
         Office Products                  30.1            26.1          15.3
              Home and Office Products    91.2            81.4          12.0
         Golf Products                    27.1            26.7           1.5
         Spirits and Wine                 65.2            64.8           0.6
               Total                     183.5          $172.9           6.1


                                            Nine Months Ended September 30,
                                         1998            1997         % Change
         Home Products                  $172.2          $158.9           8.4
         Office Products                  79.0            69.9          13.0
              Home and Office Products   251.2           228.8           9.8
         Golf Products                   137.6           126.3           8.9
         Spirits and Wine                172.0           164.8           4.4
               Total                    $560.8          $519.9           7.9

         Operating company contribution is operating income before restructuring and other nonrecurring charges and amortization of intangibles.

                              FORTUNE BRANDS, INC.
                     (In millions, except per share amounts)

NOTES (CONTINUED):

(4)      DISCONTINUED OPERATIONS

         In connection with the spin-off of Gallaher on May 30, 1997, the financial statements were reclassified to identify tobacco operations as discontinued operations for all periods. Summarized results of operations for the nine months ended September 30, 1997, for the international tobacco operations, net of allocation of interest expense based on a ratio of Gallaher's net assets to consolidated net assets of the Company, is as follows:

                                                     Nine Months
                                                        Ended
                                                 September 30, 1997*
            Net Sales                                  $2,575.0
            Income Before Taxes                          $186.4
            Spin-Off Expenses                             (67.1)
            Income Taxes                                  (54.2)
            Income (Loss) From
              Discontinued Operations                    $ 65.1

         *  Includes results through May 30, 1997.

(5)      RESTRUCTURING AND OTHER NONRECURRING CHARGES

         During the three-month and nine-month periods ended September 30, 1997, the Company recorded pre-tax restructuring and other nonrecurring charges of $38.1 and $127.4, respectively, as follows:

                                                Three Months Ended
                                                September 30, 1997
                                                    Nonrecurring
                                                   Cost of Sales
                                   Restructuring       Charges        Total
         Home Products                $ 6.8             $   -         $ 6.8
         Golf Products                 11.6              19.7          31.3
            Total                     $18.4             $19.7         $38.1

         Income Tax Benefit                                            15.1
         Net Charge                                                   $23.0
         Charge Per Common Share
                  Basic                                               $0.13
                  Diluted                                             $0.12

                              FORTUNE BRANDS, INC.
                     (In millions, except per share amounts)

NOTES (CONTINUED):

(5)      RESTRUCTURING AND OTHER NONRECURRING CHARGES (CONCLUDED)

                                                Nine Months Ended
                                                September 30, 1997
                                                    Nonrecurring
                                                   Cost of Sales
                                   Restructuring       Charges        Total
         Home Products                $15.9             $ 8.3       $ 24.2
         Office Products               23.5                 -         23.5
             Home and Office Products  39.4               8.3         47.7
         Golf Products                 11.6              19.7         31.3
         Spirits and Wine              23.2              25.2         48.4
               Total                  $74.2             $53.2       $127.4

         Income Tax Benefit                                           39.0
         Net Charge                                                  $88.4
         Charge per Common Share
                  Basic                                              $0.51
                  Diluted                                            $0.50

         Home products include charges related to the disposition of certain product lines and the rationalization of operations.

         Office products include charges related to the rationalization of operations, the discontinuance of certain product lines and lease cancellation costs, partly offset by a $12.6 pre-tax gain on the sale of nonstrategic businesses.

         Spirits and wine include charges related to a change in estimate for bulk whiskey valuations which resulted from the integration of the worldwide distilled spirits business, international distribution and lease agreements and the discontinuance of certain product lines.

         Golf products include charges related to the discontinuance of certain product lines and the rationalization of operations.

         The rationalization of operations referred to above includes the closure of certain manufacturing facilities, the consolidation of certain selling facilities and the sale or disposal of certain facilities.

                              FORTUNE BRANDS, INC.
                                  (In millions)

NOTES (CONTINUED):

(6)      EXTRAORDINARY ITEMS

         During the six months ended June 30, 1998, the Company purchased the following principal amounts of its outstanding debt: $31.4 of 7-1/2% Notes, Due 1999, $50.4 of 8-1/2% Notes, Due 2003, $10.5 of 9% Notes,
         Due 1999 and $32.7 of 8-5/8% Debentures, Due 2021 and redeemed the outstanding $50.1 of 12-1/2% Sterling Loan Stock, Due 2009. The extinguishment of debt resulted in a charge of $30.5 ($46.9 pre-tax), or 18 cents per Common share.

(7)      PENDING LITIGATION

         Tobacco Litigation and Indemnification

         On December 22, 1994, the Company sold The American Tobacco Company subsidiary to Brown & Williamson Tobacco Corporation, a wholly-owned subsidiary of B.A.T Industries p.l.c. In connection with the sale, Brown & Williamson Tobacco Corporation and The American Tobacco Company ("the Indemnitors") agreed to indemnify the Company against claims including legal expenses arising from smoking and health and fire safe cigarette matters relating to the tobacco business of The American Tobacco Company.

         The Company is a defendant in numerous actions based upon allegations that human ailments have resulted from tobacco use. Management believes that there are meritorious defenses to the pending actions and these actions are being vigorously contested. However, it is not possible to predict the outcome of the pending litigation, and it is possible that some of these actions could be decided unfavorably. Management is unable to make a meaningful estimate of the amount or range of loss that could result from an unfavorable outcome of the pending litigation. Management believes that the pending actions will not have a material adverse effect upon the results of operations, cash flows or financial condition of the Company as long as the Indemnitors continue to fulfill their obligations to indemnify the Company under the aforementioned indemnification agreement.

                              FORTUNE BRANDS, INC.
                                  (In millions)

NOTES (CONCLUDED):

(7)      PENDING LITIGATION (CONCLUDED)

         Other Litigation

         In addition to the lawsuits described above, the Company and its subsidiaries are defendants in lawsuits associated with their business and operations. It is not possible to predict the outcome of the pending actions, but management believes that there are meritorious defenses to these actions and that these actions will not have a material adverse effect upon the results of operations, cash flows or financial condition of the Company. These actions are being vigorously contested.

                              FORTUNE BRANDS, INC.
                             CONDENSED CONSOLIDATED
                                  BALANCE SHEET
                                  (In millions)

                                          September 30,  December 31,
                                              1998           1997
                                          (Unaudited)
 Assets

    Current assets
       Cash and cash equivalents                $74.2        $54.2
       Accounts receivable, net                 879.8        862.0
       Inventories                            1,055.2        955.2
       Other current assets                     239.9        224.2
                                            ---------    ---------
          Total current assets                2,249.1      2,095.6

    Property, plant and equipment, net        1,081.5        980.9
    Intangibles resulting from
      business acquisitions, net              3,796.2      3,674.1
    Other assets                                225.7        191.9
                                            ---------    ---------
          Total assets                       $7,352.5     $6,942.5
                                            =========    =========
 Liabilities and Stockholders' Equity

    Current liabilities
       Short-term debt                         $363.4       $228.4
       Current portion of long-term debt        184.3        176.2
       Other current liabilities              1,381.9      1,363.9
                                            ---------    ---------
          Total current liabilities           1,929.6      1,768.5

    Long-term debt                              975.5        739.1
    Other long-term liabilities                 422.4        417.8
                                            ---------    ---------
          Total liabilities                   3,327.5      2,925.4

    Stockholders' equity                      4,025.0      4,017.1
                                            ---------    ---------
          Total liabilities and
            stockholders' equity             $7,352.5     $6,942.5
                                            =========    =========

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